

XTI AIRCRAFT COMPANY

**Financial Statements
and
Independent Auditor's Report
December 31, 2019 and 2018**

XTI AIRCRAFT COMPANY

Table of Contents



To the Board of Directors of
XTI Aircraft Company
Englewood, Colorado

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of XTI Aircraft Company, which comprise the balance sheets as of December 31, 2019 and 2018 and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XTI Aircraft Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has not generated revenues or profits since inception, has negative cash flows from operations, has sustained a net loss of $3,912,998 for the year ended December 31, 2019, has an accumulated deficit of $13,013,647 as of December 31, 2019, and has limited liquid assets with $4,726 of cash while having $2,834,562 of current liabilities as of December 31, 2019. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
April 24, 2020

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

XTI AIRCRAFT COMPANY
Balance Sheets

	December 31,	
	2019	2018
Assets		
Current assets:		
Cash	$ 4,726	$ 556,847
Escrow receivable	73,334	86,885
Total current assets	78,060	643,732
Non-current assets:		
Patent, net	202,238	197,720
Trademarks	7,518	7,518
Total non-current assets	209,756	205,238
Total assets	$ 287,816	$ 848,970
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 505,181	$ 432,262
Accounts payable - related party	511,790	448,909
Accrued interest	285,562	120,502
Customer deposits	289,970	175,000
Convertible notes - related party, current portion	880,443	890,444
Revolving line-of-credit - related party	107,457	143,175
Warrant liability	254,159	227,472
Total current liabilities	2,834,562	2,437,764
Long-term liabilities:		
Convertible notes - related party, net of current portion, net of unamortized discount of $276,988 and $348,515 as of December 31, 2019 and 2018, respectively	1,078,012	916,485
Total liabilities	3,912,574	3,354,249
Commitments and contingencies		
Stockholders' deficit:		
Common stock, $0.001 par value, 100,000,000 shares authorized at December 31, 2019 and 2018, 36,768,759 and 38,476,770 shares issued and outstanding, respectively	36,769	38,477
Additional paid-in capital	9,352,120	6,556,893
Accumulated deficit	(13,013,647)	(9,100,649)
Total stockholders' deficit	(3,624,758)	(2,505,279)
Total liabilities and stockholders' deficit	$ 287,816	$ 848,970

See Independent Auditor's Report and accompanying notes to financial statements.

XTI AIRCRAFT COMPANY
Statements of Operations

	For the Years Ended December 31, 2019	For the Years Ended December 31, 2018
Operating expenses:		
Conceptual design	$ 254,579	$ 764,944
Sales and marketing	29,947	42,334
General and administrative	3,327,621	1,713,100
Total operating expenses	3,612,147	2,520,378
Operating loss	(3,612,147)	(2,520,378)
Other expense:		
Change in value of warrant	-	(41,347)
Interest Expense	(169,324)	(93,801)
Interest Expense – beneficial conversion feature	(34,140)	(1,080,631)
Interest expense – discount accretion	(97,387)	(62,596)
Total other expense	(300,851)	(1,278,375)
Net loss	$ (3,912,998)	$ (3,798,753)
Weighted average common shares outstanding during the year	36,599,296	38,092,290
Net loss per common share – basic and fully diluted	$ (0.10)	$ (0.10)

See Independent Auditor’s Report and accompanying notes to financial statements.

XTI AIRCRAFT COMPANY
Statements of Changes in Stockholders' Deficit
For the Years Ended December 31, 2019 and 2018

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-In Capital	Deficit	Total
Balance at December 31, 2017	37,445,017	$37,445	$3,433,215	($5,301,896)	($1,831,236)
Issuance of shares through Reg A offering ($1.00)	319,863	320	319,542	-	319,863
Issuance of shares through Reg A offering ($1.50)	66,655	67	99,916	-	99,983
Issuance of shares for compensation	313,335	313	359,690	-	360,003
Issuance of common stock	331,900	332	320,342	-	320,674
Stock-based compensation - options	-	-	558,505	-	558,505
Stock-based compensation - warrants	-	-	198,720	-	198,720
Warrants issued with share issuance	-	-	11,226	-	11,226
Warrants issued with convertible debt	-	-	302,533	-	302,533
Beneficial conversion feature on convertible debt	-	-	1,080,631	-	1,080,631
Offering costs	-	-	(127,428)	-	(127,428)
Net loss	-	-	-	(3,798,753)	(3,798,753)
Balance at December 31, 2018	38,476,770	$38,477	$6,556,893	($9,100,649)	($2,505,279)
Issuance of shares through Reg A offering ($1.50)	212,393	212	318,377	-	318,589
Issuance of shares for compensation	229,667	230	344,270	-	344,500
Exercise of warrant into common stock	5,000	5	4,995	-	5,000
Stock-based compensation - options	-	-	1,760,270	-	1,760,270
Stock-based compensation - warrants	-	-	357,884	-	357,884
Warrants issued with convertible debt	-	-	25,860	-	25,860
Beneficial conversion feature on convertible debt	-	-	34,140	-	34,140
Forfeiture of common stock	(2,173,913)	(2,174)	2,174	-	-
Share adjustment	18,842	19	(19)	-	-
Offering costs	-	-	(52,724)	-	(52,724)
Net loss	-	-	-	(3,912,998)	(3,912,998)
Balance at December 31, 2019	36,768,759	$36,769	$9,352,120	($13,013,647)	($3,624,758)

See Independent Auditor's Report and accompanying notes to financial statements.

XTI AIRCRAFT COMPANY
Statements of Cash Flows

	For the Years Ended December 31,	
	2019	2018
Cash flows from operating activities		
Net loss	$ (3,912,998)	$ (3,798,753)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of intangible assets	14,167	14,635
Accretion of debt discount to interest expense	97,387	62,596
Change in fair value of warrant liability	-	41,347
Stock issuance for compensation	344,500	360,003
Stock compensation expense	1,760,270	558,505
Warrant compensation expense	357,884	198,720
Amortization of convertible note beneficial conversion feature	34,140	1,080,631
Changes in operating assets and liabilities:		
Deposits	-	-
Prepaids	-	-
Accounts payable	72,919	292,579
Accounts payable - related party	62,881	(78,900)
Customer deposits	114,970	100,000
Accrued interest	165,060	92,558
Net cash used in operating activities	(888,820)	(1,076,079)
Cash flows from investing activities		
Patent issuance costs	(18,684)	(120,416)
Net cash provided by investing activities	(18,684)	(120,416)
Cash flows from financing activities		
Proceeds from convertible notes	110,000	715,000
Repayments of convertible notes	(30,000)	-
Proceeds from Reg A offering, net	292,551	327,739
Proceeds held in escrow	13,550	(21,382)
Borrowings on revolving line-of-credit	404	-
Payments on revolving line-of-credit	(36,122)	(36,888)
Proceeds from issuance of common stock	5,000	331,900
Net cash provided by financing activities	355,383	1,316,369
Net increase in cash	(552,121)	119,874
Cash - beginning of period	556,847	436,973
Cash - end of period	$ 4,726	$ 556,847
Supplemental Disclosure of Non-Cash Financing Activities:		
Warrants issued as broker compensation	$ 26,687	$ 35,322
Conversion of accrued interest to convertible note payable	$ -	$ 50,000
Warrants issued with common stock	$ -	$ 11,226
Warrants issued with convertible notes	$ 25,860	$ 302,533

No cash was paid for income taxes or interest expense in the years ended December 31, 2019 and 2018

See Independent Auditor's Report and accompanying notes to financial statements.

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the "Company," "XTI," or "we") is a privately owned aviation business incorporated in Delaware in 2009 to develop vertical takeoff airplanes. XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. Once developed, this vertical takeoff airplane, the TriFan, will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport before enjoying the benefits of a private jet.

Since inception, the Company has been engaged primarily in developing the design and engineering concepts for the TriFan and seeking funds from investors to fund that development.

Going Concern and Management's Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of December 31, 2019, the Company has cash totaling $4,726, current liabilities totaling $2,834,562, and inception-to-date losses totaling $13,013,647, raising substantial doubt about the Company's ability to continue as a going concern.

In order for the Company to continue as a going concern, management's plan is to expand its financing plans to include potential additional closings under Regulations A offerings. Nonetheless, to date the Company has not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that the Company will be able to secure additional debt or equity financing, will be able to obtain positive cash flow operations, or that, if the Company is successful in any of those actions, those actions will produce adequate cash flow to enable the Company to meet future obligations. If the Company is unable to obtain additional debt or equity financing, operations may need to be reduced or ceased. The inability or failure to secure adequate debt or equity financing could adversely affect the Company's business, financial condition, and results of operations.

Cash

The Company holds cash in checking accounts. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash. The Company had $0 and $300,703 of cash in excess of FDIC insured balances as of December 31, 2019 and 2018, respectively.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company's intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded. As of December 31, 2019 and 2018, costs totaling $245,730 and $227,046 associated with patents and trademarks had been recorded, respectively. Amortization expense of $14,167 and $14,635 has been recorded for the years ended December 31, 2019 and 2018, respectively.

Conceptual Design Costs

Conceptual design costs, also referred to as research and development costs, of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan. For the years ended December 31, 2019 and 2018, the Company incurred conceptual design cost expenses of $254,579 and $764,944, respectively.

Advertising and Promotion

The cost of advertising and promotion is expensed as incurred. For the years ended December 31, 2019 and 2018, the Company incurred advertising and promotion expenses of $29,947 and $42,334, respectively. As of December 31, 2019 and 2018, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of December 31, 2019.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at December 31, 2019 and 2018.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Convertible Warrant Liabilities and Common Stock Warrants

Freestanding warrants to purchase shares of the Company's common stock are classified as liabilities on the balance sheets at their estimated fair value when the warrant holder has the option to elect to receive cash value for the warrants and, therefore, may obligate the Company to transfer assets at some point in the future. Such common stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of such common stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the liability classified common stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the common stock warrants.

The Company issued common stock warrants in connection with the execution of certain debt financings during the years ended December 31, 2019 and 2018 and in exchange for professional services rendered to the Company. Common stock warrants that are not considered derivative liabilities are accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants is determined using the Black-Scholes option-pricing model.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Beneficial Conversion Feature

From time to time, the Company may issue convertible notes that may have conversion prices that create an embedded beneficial conversion feature pursuant to FASB ASC Subtopic 470-20, Debt with Conversion and Other Options. A beneficial conversion feature ("BCF") exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible is in excess of the conversion price. In accordance with this guidance, the intrinsic value of the BCF is recorded as a debt discount with a corresponding amount to additional paid-in capital. The debt discount is amortized to interest expense over the life of the note using the effective interest method.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As the Company is in a net loss position as of December 31, 2019 and 2018, all dilutive items are anti-dilutive and therefore basic net loss per share equals diluted net loss per share. Potentially dilutive items outstanding as of December 31, 2019 and 2018 include stock options (Note 4), warrants (Note 5), and convertible notes (Note 3).

Customer Deposits

The Company periodically enters into aircraft reservation agreements that include a deposit placed by a potential customer. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement. The Company records such advance deposits as a liability and defers the related revenue recognition until delivery of an aircraft occurs, if any.

Note 2 – Revolving Line-of-Credit – Related Party

On January 1, 2016, the Company entered into a revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $250,000. Under terms of the agreement, balances drawn on the revolving line-of-credit bear interest of 3% annually. The revolving line-of-credit has a maturity date of January 1, 2021 and through the date the financials were available to be issued has not been repaid by the Company. As of December 31, 2019 and 2018, the balance on the revolving line-of-credit was $107,457 and $143,175, respectively. Interest expense on this line of credit for the years ended December 31, 2019 and 2018 was $3,622 and $4,029, respectively. As of December 31, 2019 and 2018, accrued interest payable on the line of credit was $14,789 and $11,167, respectively.

Note 3 – Convertible and Promissory Notes – Related Party

In August 2015, the Company entered into a convertible note agreement with a stockholder. The convertible note has a principal amount of $763,176 and accrues interest at a rate of 3% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

- $250,000 matures once the Company receives at least $5.0 million in total from investors;
- $250,000 matures once the Company receives at least $10.0 million in total from investors; and
- $263,176 matures once the Company receives at least $15.0 million in total from investors.

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The terms of the conversion state that the shares to be issued to the stockholder upon a conversion shall be equal to the value of shares based on a $35 million pre-money valuation of the Company. The conversion may occur at any time on or before the third maturity date noted above. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company. As of December 31, 2019 and 2018, the outstanding balance was $763,176. Interest expense on this obligation for the years ended December 31, 2019 and 2018 was $22,895 and $22,895, respectively. As of December 31, 2019 and 2018, accrued interest payable on this obligation was $100,539 and $77,644, respectively.

During 2015, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $97,268 and bears interest at a rate of 3.0% per annum. The holder of this note may demand repayment of the note at any time and has the option to receive repayment of the note in either cash or in shares of common stock of the Company based on the fair market value of the Company's common stock on the date of the conversion. As of December 31, 2019 and 2018, the outstanding balance was $67,268 and $97,268, respectively. Interest expense on this obligation for the years ended December 31, 2019 and 2018 was $2,168 and $2,918, respectively. As of December 31, 2019 and 2018, accrued interest payable on this obligation was $10,922 and $8,754, respectively.

During 2017, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $500,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date of November 2023 interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. In October 2018, the principal and accrued interest on this note (totaling $550,000) plus an additional $165,000 of new cash were combined into a new convertible note with a principal balance of $715,000. The original convertible note was cancelled as part of this new note. The remaining note bears interest at a rate of 10.0% per annum. Interest expense on this obligation for the years ended December 31, 2019 and 2018 was $72,500 and $51,792, respectively. As of December 31, 2019 and 2018, accrued interest payable on this obligation was $82,512 and $10,262, respectively. This convertible note is presented on the balance sheet net of unamortized discounts of $90,279 and $139,522 for 2019 and 2018, respectively, related to warrants issued in conjunction with this convertible note (see Note 5), for a net carrying balance of $624,721 and $575,478 as of December 31, 2019 and 2018, respectively

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before November 1, 2023. On the date of issuance, the Company was actively selling shares of its common stock at $1.50 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $579,851 related to the beneficial conversion feature. This amount was fully amortized to interest expense during 2018 because the note is immediately convertible into common stock.

During 2017, the Company entered into a convertible note with a consultant and stockholder of the Company. The note has a principal amount of $30,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date, interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding on this obligation was $30,000 as of both December 31, 2019 and 2018. Interest expense on this obligation for the years ended December 31, 2019 and 2018 was $3,000 and $3,000, respectively. As of December 31, 2019 and 2018, accrued interest payable on this obligation was $6,508 and $3,508, respectively.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date of December 31, 2021.

During 2018, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $550,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as of December 31, 2019 and 2018 was $550,000. Interest expense on this obligation for the year ended December 31, 2019 and 2018 was $55,000 and $9,167, respectively. As of December 31, 2019 and 2018, accrued interest payable on this obligation was $64,167 and $9,167, respectively. This convertible note is presented on the balance sheet net of unamortized discounts of $165,753 and $208,993 related to warrants issued in conjunction with this convertible note (see Note 5), for a net carrying balance of $384,247 and $341,007 as of December 31, 2019 and 2018, respectively.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before November 1, 2023. On the date of issuance, the Company was actively selling shares of its common stock at $1.50 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $500,780 related to the beneficial conversion feature. This amount was fully amortized to interest expense during 2018 because the note is immediately convertible into common stock.

- 60 days after the Company flies its first prototype of the TriFan 600; or
- November 1, 2023

During 2019, the Company entered into a promissory note with a stockholder of the Company. The note has a principal amount of $50,000 and accrues interest at a rate of 6.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10.0% per annum. The principal balance outstanding as of December 31, 2019 was $50,000. Interest expense on this obligation for the year ended December 31, 2019 was $375. As of December 31, 2019, accrued interest payable on this obligation was $375. The note matures within 30 days of the Company issuing debt or equity of at least $200,000 to third parties after the date of the note.

During 2019, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $60,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as of December 31, 2019 was $60,000. Interest expense on this obligation for the year ended December 31, 2019 was $5,750. As of December 31, 2019, accrued interest payable on this obligation was $5,750. This convertible note is presented on the balance sheet net of unamortized discounts of $20,956 related to warrants issued in conjunction with this convertible note (see Note 5), for a net carrying balance of $39,044 as of December 31, 2019.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before November 1, 2023. On the date of issuance, the Company was actively selling shares of its common stock at $1.50 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $34,140 related to the beneficial conversion feature. This amount was fully amortized to interest expense during 2019 because the note is immediately convertible into common stock.

- 60 days after the Company flies its first prototype of the TriFan 600; or
- November 1, 2023

Note 4 – Stockholders' Deficit

The Company has authorized 100,000,000 shares of $0.001 par value common stock.

In 2017, in conjunction with the initial close under its Reg A filing the Company issued 138,667 warrants to a service provider to purchase common stock with an exercise price of $1.00 per warrant. The warrants are exercisable for a period of 10 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $136,444, with the remaining $328,482 net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 7 for discussion of fair value.

During 2017, the Company completed closings under its Reg A Filing and sold 378,178 shares of common stock at a value of $1.00 per share for gross proceeds of $378,178 to 452 different individual investors. As of December 31, 2017, proceeds of $65,503 were held in escrow and recorded as an asset on the balance sheet. Offering costs totaling $25,482 have been netted against the gross proceeds received during 2017.

The Company issued 50,500 additional warrants to the same service provider during 2017. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $40,259, with the remaining $312,937 net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 7 for discussion of fair value.

During 2018, the Company completed additional closings under its Reg A Filing and sold 319,863 shares of common stock at a value of $1.00 per share for gross proceeds of $319,863 to 180 different individual investors. As of December 31, 2018, proceeds of $7,650 were held in escrow and recorded as an asset on the balance sheet. This offering was closed in July 2018.

The Company issued 27,500 additional warrants to the same service provider during 2018 with an exercise price of $1.00 per share. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $30,960, with the remaining net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 7 for discussion of fair value.

On September 19, 2018, the Company initiated a new Reg A filing that offered shares for sale at a value of $1.50 per share. During 2018, the Company completed closings under this Reg A filing and sold 66,655 shares of common stock at a value of $1.50 per share for gross proceeds of $99,983 to 38 individual investors. As of December 31, 2018, proceeds of $79,235 were held in escrow and recorded as an asset on the balance sheet.

The Company issued 4,222 additional warrants to the same service provider during 2018 with an exercise price of $1.50 per share. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $4,362 with the remaining net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 7 for discussion of fair value. In 2019, the Company issued 26,000 additional warrants to the same service provider with an exercise price of $1.50 per share. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $26,687 with the remaining net proceeds from the Reg A filing allocated to equity.

During 2019, the Company completed additional closings under its second Reg A Filing and sold 212,393 shares of common stock at a value of $1.50 per share for gross proceeds of $318,589 to 237 different individual investors. As of December 31, 2019, proceeds of $73,334 were held in escrow and recorded as an asset on the balance sheet. This offering was closed in December 2019.

Offering costs totaling $26,037 and $92,107 from the offerings have been netted against the gross proceeds received during 2019 and 2018, respectively.

During 2019 and 2018, the Company issued 229,667 and 313,335 shares of common stock, respectively, to various service providers in exchange for services performed for the Company. These shares were valued by the Company at the common stock offering price in its Regulation A offerings live at the time of each issuance, ranging from $1.00 to $1.50 per share in 2018 and $1.50 per share in 2019. Total compensation expense recorded for the years ended December 31, 2019 and 2018 under these arrangements was $344,500 and $360,003, respectively.

During 2018, the Company issued 331,900 shares of common stock at $1.00 per share for gross proceeds of $331,900. Two of these issuances included warrants to purchase a total of 105,000 shares of common stock at an exercise price of $1.00 per share. The warrants are exercisable upon the date of grant through the contractual term of 1 year. The Company considered accounting guidance and determined that the warrants are equity classified. The fair value of the warrants was determined to be $11,226, which was netted from the gross proceeds in recording these stock issuances to additional paid-in capital.

During 2019, the Company issued 5,000 shares of common stock at $1.00 per share for gross proceeds of $5,000 from the exercise of warrants.

Stock Option Plan

During 2017 the Company adopted the 2017 Employee and Consultant Stock Ownership Plan ("2017 Plan"). The Company may issue awards up to a maximum of 6,000,000 common shares in the form of restricted stock units and stock options to employees, directors, and consultants. As of December 31, 2019, there are 1,299,730 options remaining available for issuance under the plan.

On October 21, 2017 the Company issued 2,230,954 stock options to consultants. Each option was fully vested on the date of grant with an exercise price of $1.00 and expire 10 years from the date of grant.

The Company valued the stock options using the Black-Scholes model with the following assumptions: stock price - $1.00; exercise price - $1.00; expected term - 5 years; volatility - 100.6%; risk free yield - 2.03%; dividend rate - 0%. The grant date fair value for the options was $1,678,301 which was recorded as stock-based compensation for the year ended December 31, 2017.

During 2018, the Company issued 762,346 stock options to consultants. Each option was fully vested on the date of grant with exercise prices ranging between $1.00 to $1.50. Each option grant expires 10 years from the date of grant. The Company valued the stock options using the Black-Scholes model with the following assumptions: expected term - 5 years; volatility – 86.5%; risk free yield between 2.69% and 3.14% (depending on the date of grant); dividend rate - 0%; stock price of $1.00 or $1.50 (based on the price per share available to the public through the applicable Reg A offering); exercise price of either $1.00 or $1.50. The grant date fair value for the options was $558,508 which was recorded as stock-based compensation for the year ended December 31, 2018. The weighted average Black-Scholes fair value and exercise price of stock options issued in 2018 was $0.73 and $1.10 per share, respectively.

During 2019, the Company issued 1,706,970 stock options to consultants. Each option was fully vested on the date of grant with exercise prices of $1.50. Each option grant expires 10 years from the date of grant. The Company valued the stock options using the Black-Scholes model with the following assumptions: expected term - 5 years; volatility – 86.5%; risk free yield between 1.50% and 2.73% (depending on the date of grant); dividend rate - 0%; stock price of $1.50; exercise price of $1.50. The grant date fair value for the options was $1,760,270 which was recorded as stock-based compensation for the year ended December 31, 2019. The weighted average Black-Scholes fair value and exercise price of stock options issued in 2019 was $1.03 and $1.50 per share, respectively.

As of December 31, 2018, there were 2,993,300 stock options outstanding and exercisable with a weighted average exercise price of $1.02 per share. The weighted average duration to expiration of outstanding options as of December 31, 2018 was 8.9 years. There is no unrecognized compensation expense as of December 31, 2018 as all outstanding options are fully vested.

As of December 31, 2019, there were 4,700,270 stock options outstanding and exercisable with a weighted average exercise price of $1.20 per share. The weighted average duration to expiration of outstanding options as of December 31, 2019 was 8.4 years. There is no unrecognized compensation expense as of December 31, 2019 as all outstanding options are fully vested.

Note 5 – Warrants

The following table summarizes the status of the Company's common stock warrants at December 31, 2019 and 2018 and changes during the years then ended:

Common stock Warrants	Number of Underlying Shares	Weighted Average Exercise Price per Share
Outstanding – December 31, 2016	141,167	$ 1.00
Granted	209,500	$ 1.00
Outstanding – December 31, 2017	350,667	$ 1.00
Cancelled	(150,000)	$ 1.00

Granted	711,222	$	1.00
Outstanding – December 31, 2018	911,889	$	1.00
Granted	290,000	$	0.25
Exercised	(5,000)	$	1.00
Outstanding – December 31, 2019	1,196,889	$	0.82

In conjunction with the 2017 convertible notes – related party (Note 3) the Company issued warrants for the purchase of a total of 159,000 shares of common stock at an exercise price of $1.00. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $126,723 which has been recorded as a debt discount and additional paid-in-capital. The debt discount was being accreted to interest expense through the maturity date of December 31, 2018 or 60 days after the Company flies its first prototype of the TriFan 600. In conjunction with the 2018 convertible notes – related party (Note 3) the Company cancelled 150,000 warrants previously issued with an exercise price of $1.00 and issued new 214,500 new warrants with an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the net grant-date fair value of the warrants was $86,333, which has been recorded as a debt discount and additional paid-in-capital. The debt discounts are being accreted to interest expense through the maturity date of November 1, 2023. For the years ended December 31, 2019 and 2018 the Company accreted $49,243 and $55,389, respectively, of these debt discounts to interest expense.

In conjunction with the 2018 convertible notes – related party (Note 3) from a new investor, the Company issued warrants for the purchase of a total of 100,000 shares of common stock at an exercise price of $1.00 and 100,000 shares of common stock at an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $216,200, which has been recorded as a debt discount and additional paid-in-capital. The debt discount is being accreted to interest expense through the maturity date of November 1, 2023 or 60 days after the Company flies its first prototype of the TriFan 600. For the year ended December 31, 2019 and 2018 the Company accreted $43,240 and $7,207, respectively, of the debt discount to interest expense.

During 2019 and 2018, the Company issued a service provider warrants for 240,000 and 160,000 shares of common stock, respectively, at an exercise price of $0.01 per share. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $357,884 and $198,720, respectively, which has been recorded to operating expenses and additional paid-in capital.

In conjunction with the 2019 convertible notes from a new investor, the Company issued warrants for the purchase of a total of 12,000 shares of common stock at an exercise price of $1.00 and 12,000 shares of common stock at an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $25,860, which has been recorded as a debt discount and additional paid-in-capital.

The debt discount is being accreted to interest expense through the maturity date of November 1, 2023 or 60 days after the Company flies its first prototype of the TriFan 600. For the year ended December 31, 2019, the Company accreted $4,904 of the debt discount to interest expense.

See discussions of additional warrant issuances in conjunction with stock issuances during 2019 and 2018 discussed in Note 4.

Warrants granted during 2019 and 2018 were valued using the following Black-Scholes pricing model inputs:

	2018	**2019**
Risk Free Interest Rate	2.47% - 2.96%	1.50% - 2.73%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	86.50%	86.50%
Expected Life (years)	0.50 – 5.0	5.0
Fair Value per Warrant	$0.70 - $1.49	$1.02 - $1.49

Note 6 - Related Party Transactions

See Notes 2 and 3 for disclosure of related party revolving line-of-credit and convertible notes.

The Company conducts business with a vendor that is owned by one of the Company's officers and stockholders and currently provides the Company with consulting CFO work. For the years ended December 31, 2019 and 2018, the Company paid this vendor $20,682 and $37,482, respectively. The Company owed this vendor $43,500 and $34,500 as of December 31, 2019 and 2018, respectively.

The Company conducts business with a consultant that is one of the Company's officers and currently provides the Company with CEO services. For the years ended December 31, 2019 and 2018, the Company paid this vendor $147,172 and $288,131, respectively. The Company owed this vendor $277,236 and $100,974 as of December 31, 2019 and 2018, respectively.

The Company conducts business with a number of vendors and consultants that hold common stock, options and / or warrants in the Company that provide various services in the normal course of operations. The Company owed these vendors $191,054 and $313,435 as of December 31, 2019 and 2018, respectively.

Note 7 – Fair Value Measurements

Financial assets and liabilities and nonfinancial assets and liabilities are measured at fair value on a recurring (annual) basis under a framework of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3: Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

Recurring Fair Value Measurements

The following table summarizes the Company's financial assets and liabilities measured on a recurring basis at fair value at December 31, 2019 by respective level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
At December 31, 2019:				
Liabilities:				
Warrant liability	$ -	$ 254,159	$ -	$ 254,159
	$ -	$ 254,159	$ -	$ 254,159
At December 31, 2018:				
Liabilities:				
Warrant liability	$ -	$ 227,472	$ -	$ 227,472
	$ -	$ 227,472	$ -	$ 227,472
At December 31, 2017:				
Liabilities:				
Warrant liability	$ -	$ 150,804	$ -	$ 150,804
	$ -	$ 150,804	$ -	$ 150,804

There were no financial assets and liabilities measured on a non-recurring basis as of December 31, 2019 or December 31, 2018.

The warrants were valued at the time of grant using the Black-Scholes model. Key assumptions include a 10-year term, volatility of 86.5%, and no expected dividends.

Note 8 - Commitments and Contingencies

Consulting Agreements

On July 8, 2015, the Company entered into an agreement with a third-party consultant for services relating to operating a web-based platform for prospective investors. The compensation is an administrative fee equal to $50 per investor. The agreement had an original effective date until July 8, 2016 and was subsequently extended to August 31, 2017 and later extended again to December 31, 2018 For the years ended December 31, 2019 and 2018, the Company paid this consultant $0 and $9,400, respectively. No amounts were owed as of December 31, 2019 and 2018 to this consultant.

During 2018, the Company entered into an agreement with this same vendor for its new Reg A filing. The fees charged under this new agreement included $25,000 for the build and creation of the Company's campaign page, an administrative fee equal to $50 per investor and warrants based on the number of investors that ultimately invest. The Company paid this consultant $29,200 and $5,800 during 2019 and 2018, respectively. The Company owed this vendor $1,585 and $25,605 as of December 31, 2019 and 2018, respectively.

During 2015, the Company engaged a broker-dealer consultant to perform administrative functions in connection with the 1-A Offering in addition to acting as the escrow agent. Compensation for this consultant is $2 per domestic investor for the anti-money-laundering check and a fee equal to 1.0% of the gross proceeds from the sale of the shares offered. If the Company elects to terminate the 1-A Offering prior to its completion, the Company has agreed to reimburse the consultant for its out-of-pocket expenses incurred in connection with the services provided under the agreement. Additionally, the Company will pay $225 for account set-up and $25 per month for so long as the 1-A Offering is being conducted, but in no event longer than two years ($600 in total fees), and up to $15 per investor for processing incoming funds. The Company will pay an affiliated company of the consultant, a technology service provider, $4 for each subscription agreement executed via electronic signature. The agreement originally terminated on January 21, 2017 but was amended to include a new termination date of December 31, 2018.

During 2018, the Company entered into an agreement with this same vendor for its new Reg A filing. The fees charged under this new agreement included $5 per domestic investor for the anti-money-laundering check and a fee equal to 0.5% of the gross proceeds from the sale of the shares offered. If the Company elects to terminate the offering prior to its completion, the Company has agreed to reimburse the consultant for its out-of-pocket expenses incurred in connection with the services provided under the agreement. Additionally, the Company will pay $500 for account set-up and $35 per month for so long as the offering is being conducted, but in no event longer than one year ($420 in total fees), and up to $15 per investor for processing incoming funds. The Company will pay an affiliated company of the consultant, a technology service provider, $3 for each subscription agreement executed via electronic signature. The agreement remains effective for as long as the offering remains open and active.

Litigation

On January 11, 2018, a lawsuit was filed against the Company seeking to recover more than $222,000 in fees for alleged breach of contract related to engineering work performed by the plaintiff, a related party. On March 6, 2018, the Company filed counterclaims seeking more than $100,000 for breach of contract and breach of fiduciary duty for failure to perform engineering work the plaintiff agreed to perform and refusal to return intellectual property and work product to the Company. The Company has included in accounts payable – related party $141,000 in engineering services related to this case. The Company reached a settlement agreement in April 2019 that resolved these claims. The Company agreed to pay $210,000 in exchange for full settlement of the claims and the relinquishment of 2,173,913 shares of common stock owned by a principal of the plaintiff. As of December 31, 2019, all amounts due under the settlement had been paid and this matter has been fully resolved.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
As of December 31, 2019 and 2018 and for the years then ended

Note 9 – Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The income tax provision from operations consists of the following:

| | December 31, | |
	2019	2018
Current		
Federal	$ -	$ -
State	-	-
	$ -	$ -
Deferred		
Federal	$ (802,701)	$ (532,283)
State	(139,811)	(92,711)
Valuation allowance	942,512	624,994
	$ -	$ -

A reconciliation between the expected federal income tax rate and the actual tax rate is as follows:

| | December 31, | |
	2019	2018
Computed income taxes at 21% and 21%	$ (821,730)	$ (797,738)
Increase in income taxes resulting from:		
State and local income taxes, net of federal impact	(143,126)	(138,947)
Change in valuation allowance	257,076	624,994
Change in tax rate	-	
Non-deductibles and other	707,780	311,691
Provision for income taxes	-	-

A summary of deferred tax assets and liabilities are as follows:

| | December 31, | |
	2019	2018
Deferred tax assets		
Accrued expenses	$ 325,192	$ 246,990

Stock compensation	1,310,210	702,976
Loss carryforwards	895,954	673,496
Total deferred tax assets	2,531,356	1,623,462
Valuation allowance	(2,531,356)	(1,623,462)
Net deferred tax assets	-	-

At December 31, 2019 and 2018, the Company has federal net operating loss carryforwards of approximately $3,633,565 and $2,731,382, respectively, for income tax purposes that begin to expire starting in 2037. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

There are no significant matters determined to be unrecognized tax benefits taken or expected to be taken in a tax return, in accordance with ASC 740 "Income Taxes", which clarifies the accounting for uncertainty in income taxes recognized in the financial statements and have been recorded on the Company's financial statements for the years ended December 31, 2019 and 2018. The Company does not anticipate a material change to unrecognized tax benefits in the next twelve months.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company used the new tax rates in calculating its 2018.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Note 10 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statements were available for issuance. There were no subsequent events that required recognition or disclosure in the financial statements.